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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                         NATURAL WAY TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)



                  NEVADA                                 87-0394313
   (State of incorporation or organization)   (IRS Employer Identification No.)



                     ROOM 3105, 31/F, UNIVERSAL TRADE CENTRE
                    3-5 A ARBUTHNOT ROAD, CENTRAL, HONG KONG
              (Address of principal executive offices)  (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A(c)(2) please check the following box.   / /


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered
          --------------------               ------------------------------

                  None                                None


Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON STOCK

     GENERAL. The Company has 50,000,000 authorized shares of common stock, $0.001 par value (the "Common Stock"), 8,200,000 of which were issued and outstanding at September 1, 1996. All shares of Common Stock currently outstanding are validly issued, fully paid and non-assessable.

     VOTING RIGHTS. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. The voting rights of the holders of Common Stock are subject to the rights of the outstanding Series B Preferred Shares which, as a class, is entitled to thirty percent voting control of the Company. Accordingly, the holders of Common Stock and Preferred Stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of the Directors of the Company.

     DIVIDEND POLICY. All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor and subject to the rights, if any, of the holders of outstanding shares of preferred stock. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on the shares of Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore there can be no assurance that any dividends on the Common Stock will be paid in the future.

     MISCELLANEOUS RIGHTS AND PROVISIONS. Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity of the Company after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of Preferred Stock.

PREFERRED STOCK

     The Company has 5,000,000 authorized shares of preferred stock, $0.001 par value. The Board of Directors has the authority, without action by the shareholders, to create one or more series of preferred stock and to determine the dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, sinking fund terms, conversion and voting rights of any such series, the number of shares constituting any such series and the designation thereof and the price therefor.

     SERIES A PREFERRED SHARES. As of September 1, 1996, 5,600 shares of Series A preferred stock (the "Series A Preferred Shares") were issued and outstanding. The Series A Preferred Shares have no voting rights, a liquidation preference of $1,000 per share and are convertible into Common Stock at any time on or before December 31, 1997 at the lesser of the market price of the Common Stock or $1.00 per share. Except the foregoing, holders of the Series A Preferred Shares have no preferences or rights in excess of those generally available to holders of Common Stock. The Company may redeem the Series A Preferred Shares after December 31, 1997 at $1000 per share plus accumulated dividends.

     SERIES B PREFERRED SHARES. As of September 1, 1996, 100,000 shares of Series B preferred stock (the "Series B Preferred Shares") were issued and outstanding. The Series B Preferred Shares entitle the holders thereof, as a class, to thirty percent voting control of the Company in all matters voted on by shareholders and a liquidation preference of $.001 per share. Except for the foregoing, the holders of the Series B preferred



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shares have no preferences or rights in excess of those generally available to the holders of Common Stock. Except to the extent declared by the Board of Directors from time to time, if ever, no dividends are payable with respect to the Series B Preferred Shares.

ITEM 2.   EXHIBITS

                                                                             SEQUENTIALLY
     EXHIBIT                                                                    NUMBERED
     NUMBER         DESCRIPTION OF EXHIBIT                                        PAGE
     ------         ----------------------                                   ------------
     1.1  Specimen Common Stock Certificate. . . . . . . . . . . . . . . . .
     2.1  Articles of Incorporation, as amended, of Natural Way
          Technologies, Inc. . . . . . . . . . . . . . . . . . . . . . . . .
     2.2  Certificate of Designation, Preferences and Rights of Series A
          Preferred Stock. . . . . . . . . . . . . . . . . . . . . . . . . .
     2.3  Certificate of Designation, Preferences and Rights of Series B
          Preferred Stock. . . . . . . . . . . . . . . . . . . . . . . . . .
     2.4  Bylaws, as amended, of Natural Way Technologies, Inc.  . . . . . .









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                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           NATURAL WAY TECHNOLOGIES, INC.



Dated:  October 2, 1996                    By: /s/ Yiu Yat Hung
                                               -------------------------------
                                               YIU YAT HUNG
                                               Chairman












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